April 26, 2007

Office of Registration and Reports

U.S. Securities and Exchange Commission

100 F Street, NE.

Washington, DC 20549

RE:	The Enterprise Group of Funds, Inc. (the “Corporation”)

File No. 811-01582/002-28097

To the Staff of the Commission:

Enclosed for filing on behalf of the Corporation are the following documents:

1	a copy of the original Fidelity Bond Binder for Policy #007134236 which reflects the Corporation’s aggregate coverage under the Bond of $3,000,000 effective as of 12:01 a.m. April 11, 2007 through 12:01 a.m. on April 11, 2008. (Exhibit A)

2	a copy of the resolutions adopted at a meeting of the Board of Directors of the Corporation held on April 24, 2007 at which a majority of the Directors who are not “interested persons” of the Corporation as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended, approved the fidelity bond for the Corporation, Enterprise Capital Management, Inc. and Enterprise Fund Distributors, Inc., effective as of April 11, 2007 and payment of the premium for the insurance coverage. (Exhibit B)

3	Copies of the Fidelity Bond Sharing Agreement and Amendments No. 1 and No. 2. (Exhibit C)

As soon as we receive the Fidelity Bond from the underwriter, we will forward it to you.

The Corporation is maintaining a joint insured bond in the amount of $3,000,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1 and the premium for this policy has been paid for the period of April 11, 2007 through April 11, 2008. If the Corporation had not entered into a joint insured bond, it would have maintained a single insured bond in the same amount of $3,000,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1.

Sincerely,

/s/ Helen Espaillat
Helen Espaillat Sr. Legal Assistant

cc:	Patricia Louie